Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Wand USA Inc.
1770 Chestnut Pl Apt 1019
Denver, CO 80202
www.wandusa.com

Up to $106,995.28 in Common Stock at $9.52
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Wand USA Inc.
Address: 1770 Chestnut Pl Apt 1019, Denver, CO 80202
State of Incorporation: DE
Date Incorporated: July 03, 2018

Terms:

Equity

Offering Minimum: $9,996.00 | 1,050 shares of Common Stock
Offering Maximum: $106,995.28 | 11,239 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $9.52
Minimum Investment Amount (per investor): $104.72

The Company and its Business

Company Overview

Wand USA Inc. is a company established to manage all business surrounding the application- Wand. Wand is an application utilizing the Uber/Rover business models to link consumers and service providers in the residential cleaning industry. Wand USA Inc is aiming to control launch Wand in Denver prior to launching in 6 additional cities by the end of 2019.

Competitors and Industry

Wand's goal is to be the first application to fully satisfy our niche exclusively. However the following are our closest competitors: Takl-An angie's list in app from. Differs from Wand in that they don't allow freelance service providers and serve a variety of tasks. Brick and mortar Maid Companies: The Taxi to our Uber car, the industry we are looking to disrupt. Craigslist: Unsecured, no quality assurance. To claim the business withheld by these current industry leaders, we are developing a user-friendly, quality assured platform for consumers to book services.

Current Stage and Roadmap

The Wand app is currently in MVP stage. We have already had one successful round of funding which has given us the resources to build our MVP, test usage, ground surveying through canvasing and begin acquisition of service providers to have ready for app launch. Completed aspects and functionalities of the application include UX/UI design, service provider on-boarding, in-app messaging, home profiling and payment processing. We will allocate funds towards further development to finalize and add features including, GPS integration, in app profiles and reviews, push notifications, and superior application hosting for peak privacy protection and user security, all features that will be completed and integrated prior to our controlled launch and then updated based on user input moving into late 2019 prior to our phase 2 launch.

The Team

Officers and Directors

Name: Benjamin Anderson

Benjamin Anderson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CEO and Director
  Dates of Service: August 05, 2019 - Present
  Responsibilities: Marketing, User Acquisition Strategy, App functionality Development, brand development.

Other business experience in the past three years:

- **Employer:** WRIO Internet OS
  Title: CMO
  Dates of Service: February 01, 2018 - July 31, 2018
  Responsibilities: -Develop Web 2.0 landing Page -Promote Airdrop Campaign and Crowdsale -Prepare for Launch of ICO with Targeted market cap of $11 Million -Work with team from across the globe to develop and launch WRIO Internet OS -Coordinate promotions on Telegram

Other business experience in the past three years:

- **Employer:** Wand USA Inc.
  Title: COO
  Dates of Service: July 12, 2018 - August 05, 2019
  Responsibilities: Oversee Operations, Coordinate Campaigns, Develop UX/IX, Storyboard App.

Name: Gerald Caussade

Gerald Caussade's current primary role is with SafeT, Inc. Gerald Caussade currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO and Director
  Dates of Service: March 30, 2019 - Present
  Responsibilities: Orchestrator for the architectural backend and back-end stack

of Wand. Certified Project Management Professional to manage the development team.

Other business experience in the past three years:

- **Employer:** SafeT, Inc
  Title: Founder and Chairmen
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Big Data analysis of social networks like Twitter to find an emergency and disaster-related information.

Other business experience in the past three years:

- **Employer:** Mobilize.NET
  Title: Sales Director
  Dates of Service: December 01, 2007 - Present
  Responsibilities: Manages large account sales in North America and Europe and helps organizes review their software infrastructure.

Other business experience in the past three years:

- **Employer:** HIPAAComplete- SafeTdoc, Inc
  Title: CEO
  Dates of Service: July 01, 2013 - Present
  Responsibilities: HIPAA consulting and policy development for the security, privacy, and breach notification rules. Works to empower IT organizations and HIPAA consultants to help their customers remain compliant.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured an MVP for our application. Delays or cost overruns in the development of our application and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Wand USA Inc was formed on July, 12 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Wand USA Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Wand is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sub-license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Wand USA Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Wand USA Inc could harm our reputation and materially negatively impact our financial condition and business.

We have trademarks that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Benjamin Anderson	350,000	Common Stock	41.67
Andrew Schlack	350,000	Common Stock	41.67

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 11,239 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 840,000 outstanding.

Voting Rights

All stock holders have voting rights, founders currently control 83.33%. Passage of amendments require the approval of a majority of outstanding stock.

Material Rights

Dividend Rights. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences. The rights, preferences and privileges of the holders of the company's Common Stock are subject to, and may be adversely affected by any additional classes of stock that we may designate in the future.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 140,000
  Use of proceeds: App Development, Foot Surveying, Market research, Service

provider on boarding, Business Attorney Retainer.
Date: July 27, 2018
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
Without revenue, the business is capable of operating lean for approximately 6 months.

Foreseeable major expenses based on projections:
Our major expenses are expected to be Marketing, Development, Hosting and Integrating customer support.

Future operational challenges:
A/B Market Testing, On-boarding service providers, accommodating user base, integrating full-time support.

Future challenges related to capital resources:
At the current stage, we are needing to raise additional capital in order to fully develop our MVP and market our controlled launch.

Future milestones and events:
Fully functional app, Soft Launch, phase 2 city launch, nationwide marketing.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
17,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

At the current stage, the funds of the campaign are essential to continue growing however we do have alternative resources to pursue in the instance of it being necessary to do so.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are currently our most optimal route to continue growing the business and will be allocated in the ways mentioned in this document. Our company would still operate and explore new growth strategies without the funds however in regards to the viability of the outlined operating expenses, yes, they are necessary and assuming we run a successful campaign, the majority of our companies funds will be comprised of capital raised from the campaign in order to accelerate our growth and provide the most ideal runway for the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, our company will have a runway for 6 months of operation. Expenses are based on Development and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

With a maximum raise, our company will have a clear 12-14 month runway. Funds will be allocated to development, marketing, phase 2 launch and support integration.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Series A preferably targeting a VC at this point around the time of our soft/phase 2 launch.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $7,996,800.00

Valuation Details: Our Pre-money valuation is determined by a multitude of variables and work that has already been covered since the inception of Wand USA Inc. These variables include our completed UX/UI Design, our highly experienced team that will be executing the company vision over the coming months as well as our previous pre-seed round and the protections we've been able to establish around the product and company thus far. The exact valuation is also determined primarily through the DFC method with considerations based on our market capitalization, book value, and liquidation value. When comparing ourselves to similar startups and business models, such as Rover, Task-rabbit, Takl, etc that all featured similar brokerage business models with early valuations in the multi-millions in our same progress vicinity, we find our pre-money valuation is a comfortable median.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  74.0%
  Assuming we reach our minimum funding goal and are able to withdraw usable funds, we will immediately be withdrawing at least 50% as stated in order to continue fueling the duration of our campaign with marketing efforts. These efforts will include cookie ads, social media advertising and coordinating PR efforts.

- *Operations*
  20.0%
  Along with marketing after having access to our initial $10,000, we will use the remaining 20% separate from start engine's 6% to maintain regular company expenses such as attorney retainer fees, program fees for our development tools and additional miscellaneous expenses NOT including compensating any team members.

If we raise the over allotment amount of $106,995.28, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  20.0%
  If/When we reach maximum funding, approximately 20% will be used and put towards mobile app improvements to build off of and improve out beta product. Additional funds in this category will be allocated to consumer data gathering for future optimization.

- *Company Employment*

4.0%

Upon completion of the campaign and no sooner, 5% of funds will be allocated to funding team members for living expenses, etc, to support them while working with wand full time. Up until this point, founders have taking no payment through Wand, even during our modest pre-seed and have been supporting themselves through savings along with the personal funds they've allocated to launching Wand.

- *Marketing*
  40.0%
  40% Will be split into 2 sub-percentages, one for our controlled launch in Denver and St. Louis and the rest as a 12 month runway as well as for our follow-up launch in our 6 phase 2 cities. This Division will be approximately 10% for Denver and St. Louis, and 30% for 12 month runway and phase 2 launch campaigns.

- *Operations*
  20.0%
  Operations allocated funds will also account for a 12 month runway. These expenses include things such as app hosting, legal, additional patenting and software fees a well as support and insurance.

- *Working Capital*
  10.0%
  The Remaining 10% will be utilized for working capital should there be any unexpected expenses that arise prior to our next funding round. Unexpected factors may include an early competitor acquisition, patent protection, to name a few.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.wandusa.com (Link on About Us Page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/wand

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Wand USA Inc.

[See attached]

Wand USA, Inc.
Delaware Corporation

Financial Statements (Unaudited)
December 31, 2018

WAND USA, INC.

TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS (UNAUDITED) AS OF DECEMBER 31, 2018 AND FOR THE
PERIOD FROM JULY 3, 2018 (INCEPTION) TO DECEMBER 31, 2018:

WAND USA, INC.
BALANCE SHEET (UNAUDITED)
As of December 31, 2018

ASSETS

Current Assets:

Cash and cash equivalents	$	11,719
Total Current Assets		11,719
TOTAL ASSETS	$	11,719

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$	-

Stockholders' Equity:

Common stock, $0.0001 par, 1,000,000 shares authorized 842,503 shares issued and outstanding as of December 31, 2018	84
Additional paid-in capital	41,032
Stock subscription receivable	(21,336)
Accumulated deficit	(8,061)
Total Stockholders' Equity	11,719

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	11,719

WAND USA, INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from July 3, 2018 (inception) to December 31, 2018

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating Expenses:		
General & administrative		2,633
Sales & marketing		5,428
Total Operating Expenses		8,061
Loss from operations		(8,061)
Net loss	$	(8,061)

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

WAND USA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
For the period from July 3, 2018 (inception) to December 31, 2018

	Common Stock		Stock Subscription Receivable	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Amount				
Balance at July 3, 2018 (inception)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock to founders	700,000	70	-	(45)	-	25
Issuance of common stock	140,000	14	-	24,986	-	25,000
Issuance of common stock - Reg CF	2,503	-	(23,611)	23,611	-	-
Offering costs	-	-	2,275	(7,520)	-	(5,245)
Net loss	-	-	-	-	(8,061)	(8,061)
Balance at December 31, 2018	842,503	$ 84	$ (21,336)	$ 41,032	$ (8,061)	$ 11,719

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

WAND USA, INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from July 3, 2018 (inception) to December 31, 2018

Cash Flows From Operating Activities

Net Loss	$	(8,061)
Net Cash Used in Operating Activities		(8,061)

Cash Flows From Financing Activities

Proceeds from issuance of common stock		25,025
Offering costs		(5,245)
Net Cash Provided By Financing Activities		19,780

Net Change In Cash		11,719

Cash at Beginning of Period		-
Cash at End of Period	$	11,719

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest expense	$	-
Cash paid for income taxes	$	-

NOTE 1: NATURE OF OPERATIONS

Wand USA, Inc. (the "Company"), is a corporation formed on July 3, 2018 under the laws of Delaware. The Company was formed to provide cleaning services using the application: Wand. Wand utilizes the brokerage model to link service providers and consumers in the residential cleaning industry.

As of December 31, 2018, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation, capital raising, and development activities. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has adopted the calendar year as its basis of reporting.

<u>Use of Estimates</u>

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash Equivalents and Concentration of Cash Balance</u>

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active)

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the financial statements approximate their fair value.

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 505-10-45-2, the stock subscription receivables are reclassified as a contra account to stockholders' equity on the balance sheet. There is a $21,430 stock subscription receivable recorded as of December 31, 2018.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2018.

Offering Costs

Costs directly attributable to a stock offering are recorded as contra-equity transactions to additional paid-in capital on the statement of changes in stockholders' equity.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than

50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it has net operating loss carryforwards of $13,306 as of December 31, 2018. The Company pays taxes at an effective blended rate of 28% and has used this effective rate to derive a net deferred tax asset of $3,723 as of December 31, 2018, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2038, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, has limited liquid assets with just $11,719 of cash as of December 31, 2018, has a net loss of $8,061 for the year ended December 31, 2018, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 1,000,000 shares of $0.0001 par value common stock.

During 2018, the Company issued 700,000 shares of common stock to its two founders in exchange for their services to the Company and cash consideration of $25.

During 2018, the Company issued 140,000 shares of common stock to investors in exchange for gross proceeds of $25,000.

During 2018, the Company issued common stock to investors in a Regulation Crowdfunding offering. The Company issued 2,503 shares of common stock at $9.52/share (some subject to discounts in share pricing), yielding gross proceeds of $23,611, which is recorded as stock subscription receivables as the funds have not been funded as of December 31, 2018.

As of December 31, 2018, 842,503 shares of common stock were issued or outstanding.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Issuance of Common Stock

Subsequent to December 31, 2018, the Company continued its Regulation Crowdfunding campaign at $9.52 per share.

Management's Evaluation

Management has evaluated subsequent events through March 31, 2019 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

I, Benjamin Anderson, the CEO of WAND USA Inc, hereby certify that the financial statements of WAND USA Inc and notes thereto for the periods ending July 3, 2018 and December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 2nd of April, 2018.



Benjamin Anderson, CEO & Director

April 2, 2018

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Wand

Easily Find House Keepers




◎ Website   📍 Denver, CO   CONSUMER INTERNET   SOFTWARE & SERVICES

We are committed to operating a platform that empowers both service providers and consumers in the residential cleaning space. Usability, security, convenience and creating trust in our brand are the pillars that we build our business upon and the values we keep at the forefront of our minds as we continue to develop and grow Wand.

$60,005 raised ⓘ

107	2
Investors	Days Left

$9.52	$8M
Price per Share	Valuation

Equity	$105
Offering Type	Min. Investment

INVEST NOW

 This Offering is **no longer** eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates³⁵   Comments   ♡ Follow

Reasons to Invest

- Soft Launched in April 2019 with our first background checked providers servicing users in the STL and Denver Areas.

- SafeT Grant Winner which awarded Wand with 10K Cash and 10K in research and development.

- Participant in the 2019 MultiPass Ventures Cohort providing mentorship, resources, and a direct pipeline for future VC.

Our Mission: *To level up and democratize the domestic cleaning industry for good!*

THE PROBLEM

Positively disrupting the residential cleaning market

Cleaning is a task we all know needs to get done but (naturally!) still resent the process. As a result, we procrastinate. What was once a hamper of laundry becomes a sinkful of dishes and an entire apartment to vacuum.

The neverending to-do list is a real thing. And it sucks!

We are all in a crunch for time and looking for ways to fill in the gaps and identify ways we can save time efficiently and inexpensively.


wand

THE SOLUTION

Wouldn't it be awesome if we had a magic wand to just get it

Wouldn't it be awesome if we had a magic wand to just get it all done in one fell swoop?

Well, of course. But Harry Potter, we are not. While we don't have a literal wand, we do have an application with the same name. **Enter Wand: a mobile app that connects house cleaners with customers in an empowering, but competitive environment.**

Traditionally, mobile apps that give domestic workers the opportunity to find customers require them to adhere to a specific price schedule. With Wand, however, **the cleaners are in complete control** so have the ability to respond to consumer demand in the way they feel fit to their own business.

With that in mind, Wand aims to empower the service provider--not just provide consumers with an easy solution to their house cleaning woes.

OUR TRACTION

Wand has already gathered enough consumer data to validate our application to a 97% positive response rate and we successfully closed our pre-seed funding round August 2018.

With your investment, you will enable us to have a successful app launch with a cutting edge marketing campaign and an onboarded support team to ensure both our cleaners' and consumers' needs are sufficiently met. This application is a user-friendly solution to a problem every person has and will enable freelance cleaners a new option to grow their business in a flexible and customized way.

Join us in improving lives, one household at a time, and with just one Wand.

THE OFFERING

$9.52/share of Common Stock

When you invest you are betting the company's future value will exceed $8.1M.

*For details on the bonus, please see the **Offering Summary** below.*

HOW WE ARE DIFFERENT

What Makes Wand Different from the Competition?

When we decided to work on this idea, we knew Wand would not be the only option for both cleaners and consumers to choose from. Our distinction is in how we support house cleaners in building their own businesses without taking an inflated percentage of their earnings.

We believe one of the biggest issues for freelance cleaners today is being able to build their own business in an environment that's supportive yet still competitive. For cleaners who find employment with a major cleaning company, they are at the mercy of that company's price schedule, as opposed to being able to set their own rates. On the flip side, for cleaners using a website like CraigsList, the assurance that their customer will pay them or that they will even be able to find the right customers is easier said than done.

Our app will give cleaners an effective platform to grow their businesses and consumers an easy, sophisticated way to find the most competitive and experienced cleaners in their neighborhoods.



A couple of guys with a vision

During a regular brainstorming session, the founders found themselves lingering upon the success of specific service-based applications, it was after taking time to think on what industries were lacking a similar solution that they determined that the Residential Cleaning Industry was the perfect next candidate to integrate this successful model.

With both founders possessing a strong background in digital marketing, business development, and software experience, they knew they had the chops to take their idea forward.



Ben

A serial entrepreneur and digital strategist, Ben is bridging full time to Wand fresh out of a CMO position with WRIO Internet OS. Currently, Ben is a co-founder and owner of Wand USA Inc. Following his first exit via acquisition after 9 months in operation, Ben went on to accumulate an additional 5+ years of freelance and software experience working a variety of contracted and full-time positions. Ben is actively utilizing his experience in marketing, development, strategy, PR, campaign management, SEO and customer acquisition full-time through

Andrew

As the co-founder and owner of Wand, Andrew has an extensive background in business operations and development. Andrew has built and sold several e-commerce retail stores, and owned and operated an exclusive consulting group local to Denver. (Wand is now the only company in which Andrew has ownership) Some of Andrew's specialties include operations, strategy/mission execution, branding and vision development, product innovation and digital marketing.

Wand.

WHAT WE DO

Wand Has Cool Features for an Easy-to-Use Experience

We have created an app that is not only robust in terms of features and capability but also easy and fun to use.


Choose A Cleaner

For Consumers

Ability to Find Cleaners Nearby

With Wand, you will be able to find cleaners in your nearby area with the push of a finger. No more searching through Yelp, CraigsList, or dealing with price comparing on multiple sites. The cleaners will have clear profiles with defined price points, making your cleaner selection more seamless than ever before.

Perfect Match

Cleaners’ reviews will be easy to pull up for consumers to select their ideal cleaner.





For Freelancers

Cleaners gain multiple advantages by being on Wand, starting with being able to grow their business by setting their own rates. Unfortunately, many other apps create set price points for cleaners to stick to, preventing them from having the flexibility to price up or down depending on consumer demand.

At Wand, our aim is to act more as a supportive median between cleaners and consumers, rather than dictate how cleaners interact and structure their businesses.

Features like our in-app messenger give cleaners and customers a channel to easily and securely communicate specifics of the job.

Cleaners are able to fully customize their profile including details such as prices, personal bio, experience, pictures, and their available supplies.
In developing Wand we've put major emphasis on structuring a platform that is not only consumer friendly but equally accommodating and easy to use for the service provider.

DEVELOPMENT

The Wand web app is currently in Closed Beta while we bug test our platform and build our network of freelance cleaning professionals. The mobile app is in MVP and we are planning to launch it in tandem w/ the web version when we have the cleaning professionals behind our platform to back demand in our launch territories. We are currently partnering with apartment complexes and other segmented territories to add users to our platform in a controlled manner in the meantime. Completed aspects and functionalities of the application include: UX/UI design, service provider onboarding process, home profiling framework, backend development, and FAQ/self-support tools. With the help of your investment, we will allocate funds towards operations, development and primarily marketing of our initial launch and phase 2 launch by the end of 2019. We are also planning to do a revamp of our platform based on initial data currently being gathered and to be gathered in the coming months as we expose more cleaners and consumers to Wand.

THE MARKET

Just How Big is the Domestic Cleaning Market?

According to Statista, total revenue in the Household Cleaners segment in the United States amounts to US$5,610m in 2018. The market is expected to grow annually by 1.2% (CAGR 2018-2021).

These statistics do not assess how much of this revenue is being derived from cleaners using websites and apps like CraigsList and Task Rabbit.

We believe that one of the biggest issues that cleaners have with traditional companies and our competitors alike is the lack of flexibility. This is especially true in the way they can price their services.



In Essence, Wand is Acting as a Liaison

Ultimately, we want our cleaners and consumers to have the freedom to make the best choices in terms of service pricing and service selection. Wand will be secure, but not restrictive. It is important to us to carefully vet onboarded cleaners for quality and experience, however, we want people to be empowered to launch cleaning services that perhaps they have not been able to do before on other websites! Likewise, we want our customers to feel like they have adequate options for cleaners to choose from and the data to make an informed decision when hiring a cleaner.

Consumers are Ready for the Magic Wand

"I have a really busy work schedule and this seems like something that would be very helpful for busy individuals like me, especially ones who don't like cleaning!"

- Danielle Nguyen
Consumer Interest Survey Subject

"I just like how simple this is, I never feel like I have time to clean so this would be really helpful for me personally, I hope this eventually comes to my area, I know a lot of people I think would use this."

-Brandi Odneal
Consumer Interest Survey Subject

WHY INVEST

We Will Change the Domestic Cleaning Landscape for the Better

"We're building our app for the everyday consumer and service provider in mind. We wanted to further demonstrate that by launching our second round of funding on an equity crowdfunding platform so that everyday people could share in our success and build a community around our company."

With your investment, you will help us change the domestic cleaning landscape for the better. We believe that house cleaners have not yet had a platform to truly provide the most competitive rates to grow their cleaning businesses. We also believe that consumers are being relegated to a limited number of cleaners who have simply accepted rates provided by limiting applications, websites, and maid services.

We want to literally bridge this divide with our application. Your investment will enable us to have a successful launch that will lead to many happy cleaners and customers.

Are you ready for the magic of Wand?

CEO Change

CEO of WAND USA Inc, Andrew Schlack, will be stepping down from his position within the company for a small handful of circumstances including: *Inability to dedicate time to the company as a founder and officer, Personal Relocation, Personal Finances, ect.* Holding a position in a start-up is a full-time order and often doesn't bare compensation for a number of years down the road. We are fortunate to have had the resources and knowledge at inception of the mentioned former co-founder, however, due to personal matters relating to the above, Andrew Schlack will be withdrawing his participation from the company and stepping down as director and CEO.

Plan for departure and restructure: Former CEO and Director will be stepping down from his position within the company amicably while opposite co-founder, COO and Director will be assuming the position of CEO as voted unanimously by the board. WAND USA Inc is still very much a start-up entity and this fluidity within the company will allow for a seamless transition as the intimate setting within the corporation has enabled all to be understanding, aware and ready to move forward from the restructure. The Wand team has grown and duties that were normally cross-pollinated by the 2 co-founders will now be taken on, delegated and overseen by new CEO, formerly COO, with the help of the company's CTO.



April 2018

Wireframe for App Completed

June 2018

Company Incorporated as a Delaware C-Corp

June 2018

Complete on-boarding process for service providers

July 2018

Consumer Interest Data Gathered With 97% Positive reception

An on-foot survey collecting data of Denver locals, right outside busy Union Station in LoDo.

August 2018

Successful Pre-seed round closed

December 2018

Launch on Startengine

April 2019

Controlled Application Launch In Denver and St. Louis

June 2019

Scaled 24/7 Support Department (ANTICIPATED)

24/7 support solutions such as email, phone, live chat, forums, and integrated self-service tools.

July 2019

Application Updates/Development (ANTICIPATED)

Correct inefficiencies, Increased Usability and Security.

September 2019

Begin Marketing Efforts Tier 2 Territories (ANTICIPATED)

December 2019

20,000 total app downloads (Ios/Android) within Denver. (ANTICIPATED)

(Including Surrounding Metro Area)

December 20

Application Launch Tier 2 Territories (ANTICIPATE

New York City, San Francisco, Los Ang Chicago, Houston, Diego.

In the Press























SHOW MORE

Meet Our Team







Ben
Co-Founder, CEO and Director (prev COO)

Ben is a Co-Founder and Owner of Wand USA Inc. Started his first business at 17 and exited after 9 months prior to moving to Denver to pursue professional training in UI/UX, web development, business strategy, and operational management. In 2017, managed marketing efforts for WRIO Internet OS as CMO to grow and manage over 70,000 followers before bridging full time to Wand. Now relocated to St. Louis, Ben is also a Member of the Park Place Non-Profit Board of Directors where he has further expanded his officer level skill set. Along with an additional 5+ years of freelance experience, Ben is contributing his expertise in Marketing, Design, Software Development, Campaign Management, SEO and Customer Acquisition to Wand.



Andrew
Co-Founder (prev CEO)

Andrew is a Co-founder and Owner of Wand and has an extensive background in business operations and development. Andrew has built and sold several ecommerce retail stores, and owned and operated an exclusive consulting firm local to Denver. (Wand is now the only company in which Andrew has ownership.) Some of Andrew's specialties include; Operations, Strategy/Mission execution, Branding and vision Development, Product Innovation and Digital Marketing.

Gerald
CTO and Director

A serial entrepreneur, Gerald was the founder of ClearAccess Corp, the first graphical business intelligence tool, sold to sterling software in 1994 for $5M. Gerald followed this exit by co-founding Artinsoft in 1997-now Mobilize.NET- which licensed its technology to Microsoft in 1999 for $21M. Gerald brings to Wand this past experience and additional expertise in development, software architecture, acquisition strategy, data security, corporate structure as well as numerous industry connections in the tech sphere to leverage moving forward, helping to maximize Wand's potential for growth.





Kevin Schlack
Advisor

Kevin has a rare gift with having



Brent Huston
Advisor

Brent has a keen eye for what



Jason Klein
Advisor

In 2000 decided to become an



Dave Demsky
Advisor

Dave has long enjoyed the

both an analytical and creative mind. Over the last 20 years, not only has he launched multiple successful companies on his own, but he has recognized when others have had great ideas for a business and partnered with them to help ensure they see their vision to fruition.

makes sense in any situation. His 30 years of business experience has benefited greatly from his thoughtful nature and his ability to make quick, smart decisions. He is a smart investor in both business and real estate and prides himself on successfully managing others to reach their potential.

entrepreneur and co-founded our own manufacturing company, Cush Suspension. Currently President of Engineering for Cush Suspensions where we now have 60 employees and manufacture suspensions for the heavy-duty vehicle market and ship product all over the USA. With over half a dozen patents and also involved in many other companies besides Cush Corp.

entrepreneurial spirit since starting several businesses from his dorm room in college. In his 30 years of working for and running successful businesses he has learned to delegate and trust the right people to get things done, but also there are times you need to sweat the small stuff and pay attention to the smallest details. He is never happy with the status quo as he always wants to be ten steps ahead of the competition.



Marvin Parke
Software Architect

Marvin's motto is to develop for modularity, scalability and performance. Marvin has been developing applications for over 8 years since entering the world of programming through Launch Code and applications that he built 8 years ago still work across multiple platforms and technology time gaps. Marvin is a full-stack, programming polyglot and is offering this wide array of expertise to Wand. He is also a curriculum coordinator for Code Academy and will be putting his knowledge in teaching to use by improving the practices and execution of the Wand platform's development as a whole.





Alexandru Rosca
Mobile Front-End Developer

Alexandru is a professional mobile first developer and has been working in the field for about 1.5 years. He has grown his skill set through formal training and freelance work and learns to adapt and grow with any project which means his skill set is constantly growing to better serve with every new opportunity. He is devoted to the tasks he takes on and has a passion for bringing new platforms to life through the medium of technology and will be doing so next in the case of Wand. He is not afraid of learning new technologies and his enthusiasm makes this easier for him to do so. Transparency and modesty make him the right guy for any work delegated to him.



Colten Smith
Business Development Intern

Colten has an acute eye for structuring processes and will be lending his talents in this area as well as digital marketing and business development research to the Wand team. Colten has a passion for personal growth and learning that drives him to bring the most value possible in any given relationship and an ability to adapt, learn and succeed under any circumstances. With Wand's rapid plans for growth, he is helping to strategize new market opportunity and plans for entry in addition to managing Wand's digital presence.



Offering Summary

Company : Wand USA Inc.

Corporate Address : 1770 Chestnut Pl Apt 1019, Denver, CO 80202

Offering Minimum : $9,996.00

Offering Maximum : $106,995.28

Minimum Investment Amount (per investor) : $104.72

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 1,050

Maximum Number of Shares Offered : 11,239

Price per Share : $9.52

Pre-Money Valuation : $7,996,800.00

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

7 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Wand has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Wand be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

We want to hear from YOU!! + Summer Updates

13 days ago

Good day to our incredible investors and supporters! We've been hard at work to scale through the summer months and wanted to chime in to keep our awesome shareholders in the loop on what we've been up to. First and foremost, _we've officially surpassed 100 shareholders!_ We're so excited and fortunate to have each and every one of you backing this company and send a huge thank you your way for the trust in our ability to execute.

Since our last update we've continued to find new strategic partners to grow with through the summer months and as recently as last week, even had the opportunity to double our team for 10 days. We were so fortunate to work with a team of the brightest students from around the country, to teach problem solving and current technology as it pertains to business. For the next 10 months, a select few will be continuing to work with us as interns to lend a hand with our go-to-market in our next territories as well as get some hands on development experience working on our platform.



We are also hard at work on the final push to bring our long awaited mobile app to market to capture the greater B2C customer base we've always striven for. We've seen an awesome response already to our web-application which was integral to help us discover and fine tune our user experience and quantify traction so we can make the best first impressions possible when we go mobile.

For helping us to achieve this goal, checkout a sneak peak of our awesome User Interface developed in partnership with RNO1, a west coast branding titan that's worked with companies from Airbnb to Microsoft HERE!





We'd love to hear what YOU think! We are a agile company and are constantly taking in user input to better improve our platform. Feel free to comment in the link, or if you've been so great as to be one of our first users in the mid-west, let us know what you thought HERE.

A huge **THANK YOU** again to those who've backed us to achieve these awesome milestones and to not only continue to grow our company, but *YOUR* investment. If you're not on the team yet, we'd love to have you! The clock is ticking and never again will the elevator be open on the bottom floor to head up with us!

Best,

-The Wand Team

1 Year at Wand, Let's talk Traction!

about 1 month ago

Hello again to our awesome investors and supporters! It's been a great start to summer for us at Wand, as always, in direct thanks to your investments which have played a key role in supporting our initial marketing and final development to we can continue to make the best first impression possible on new users!

Today, we hit another important milestone, we're 1 year old! In lieu of this achievement, we wanted to take the opportunity to pat ourselves on the back and highlight some milestones we're proud to have hit in our first year in operation but we couldn't have done it without you!

Opportunity:

We have 39 cleaners on-boarded and on our platform servicing users in our launch territories with many more applied and ready to grow with Wand! We've been very diligent in getting the right people behind our platform to make an astounding first impression to every new consumer on the platform. It's important however we highlight our providers first because they are the front lines in getting people to love and trust in the magic of Wand!

Scale:

Throughout our soft launch, we've partnered with 17 apartment buildings across 3 different property management groups to offer our platform as a premium to their tenants in addition to establishing ourselves as the preferred platform for finding cleaning professionals for their own unit turnover cleanings! This and our outreach across other marketing channels has translated to over 300 unique pre-users!

Development:

Much in thanks to being a recipient of the SafeT Grant, we've been able to develop our platform in record time, with unrivaled security and the workflow capability of SalesForce in our 1st Version! We want to take this opportunity to thank our in house developers in addition to those who's help we've brought in to help with the project along the way who are still diligently working to QA test, and iterate based on first users' feedback.

YOU:

Since launching this campaign, we've received over $56,000 in investment from 94 investors to help us achieve the above!





We want to wrap by welcoming our new investors who've joined since our last update and saying a huge **THANK YOU** to you and to all investors who've supported us through our launch and growth! If you're still looking in as a supporter, we encourage you to join the team! This is our first and only raise allowing the community to join us at the ground floor, and to those that have, we can't wait to bring you with us to the top!

To another year of incredible growth,

-The Wand Team

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Wand has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Wand be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

YOU Have Disrupted the Cleaning Industry

about 2 months ago

Happy hump day to our incredible investors and supporters! Between every update we continue to see amazing traction within this campaign and we are so happy to welcome every new investor to the team! Since last week we've surpassed 90 investors, which is truly remarkable to think of the community we've been so fortunate to grow and we couldn't be more happy to have everyone on the team and be putting your investments to good use.

We've had a busy start to the week following the HIPAA Complete Conference we were very fortunate to attend on Monday and Tuesday! We spoke in detail to thought leaders in technology from across the country about how we've used the grant to rapidly and securely develop Wand. We've made some amazing connections in the cyber security space to keep our platform as secure as possible in addition to making a handful of new key connections that are already throwing their flag behind Wand and making the introductions to keep us scaling from our launch territories to every city across the country.





Concluding the conference with the Midwest Wand Team and some new strategic partners. From Right to Left, Business Development Intern - Colten, Founder - Benjamin, our API Guru - Nick, CTO - Gerald. Also pictured, Marketing Team - Offbeat Media Group(OMG), Eric and Jason with Tribal 8(a) Cyber Innovator - AIMHI, Arnaldo with AI predictive aid - simMachines, and many other new friends of Wand who's incredible companies, products and partners we're excited to leverage moving forward.

Cleaner Spotlight: *"I am a mother of four, grandmother of five. I am 47 years old and just started my business 6 months ago but have years of experience from working with other companies...My goal is to have a successful business and leave my daughter something she can be successful in and pass it down to my granddaughter to run someday as well." -Denise Koenig, from her bio on WAND*

There aren't words for us to note how fulfilled we are to be helping other's build their cleaning hustle's on their terms. We are excited to continue scaling so we can help Denise and many others across the country scale with us in addition to taking the hassle out of finding a house keeper for everyone!

We want to say another enormous **THANK YOU** to our investors as well! *You* too, have helped us to give this opportunity to others and to disrupt the greater cleaning industry! If you are yet to join our growing team, let's cross the 100 mark together! Every new investor adds immense value to our team and we can't do it without you!

Best,

-The Wand Team

Progress on top of Progress

about 2 months ago

Hey All! We've hit some incredible milestones since our last update and couldn't wait to let you in on what's new! First off however, we want to acknowledge all the milestones we continue to hit through this campaign thanks to your investments! Thank you to those who've joined in the success with us.

Just yesterday, we've made an arrangement with a national property management group to offer our platform as a premium to their tenants as well as be the preferred cleaning provider for their 60+ rental turnovers per month in *just our launch zones*! This is huge for us because it means a solid recurring revenue as well as an opportunity to scale with a national partner as fast as we can find amazing cleaners to join our platform! Stay tuned on Facebook or LinkedIn for a formal press release with more details on how Wand will leverage this opportunity!

Additionally, we've been slotted for our presentation next week as a **SafeT Grant winner!** We encourage you to come join us if you're near to meet and greet as well as learn how we've implemented the SafeT API into our platform to be the *most secure marketplace application around.*



BENJAMIN ANDERSON//CEO OF WAND


SPEAKING ON THE
SafeT API
For rapid deployment of secure applications like never before.
06/17/2019 • 9am
911 Washington Ave.
HipaaComplete Conference

Quote Spotlight: *"Excited to see this app and hope it will be successful...wish there would have been something like this for support when I started my business..."* ***-Sandra Neese McCray, commented from Facebook***

We're here now and can't wait to help! We're looking for cleaning pros now more than ever to help us meet demand. Learn more or encourage those you know to launch their cleaning hustle HERE.

We're here because of you! **THANK YOU** to our amazing investors and if you haven't yet, this is your opportunity to join Wand on the ground floor. We've raised over $50,000 from 80+ individuals with new investors joining every day! Thank you again to our present supporters and to our followers we hope to see *you* join the team next.

Better by the day,

-The Wand Team

Season of Scale+Events

2 months ago

Good morning and happy Tuesday to our investors and followers! We hope everyone is off to a great start to their week! Between each update we continue to see incredible traction in our campaign and for that we say **Thank You** to our new investors who've joined the team and always to those who've been with us since launch and beyond!

This weekend we had a tent at the Resident event noted in our last update and we're incredibly grateful to have received a warm welcome from the community in addition to a surplus of excitement at the arrival of Wand.





We were fortunate to meet dozens of the Towne House Apartments's 350+ residents with our platform live to snag bookings on the spot! We are also the new preferred unit turnover cleaning provider for the location w/ opportunity to cover additional locations upon proving our cleaner's talents at this one! We have no doubt they'll perform!

A few additional event announcements:

June 17th-18th- We are being recognized and speaking at the annual partner's conference for the SafeT Grant we were awarded a few months back on how we've utilized those resources! In that short time we've rapidly developed the most secure gig economy platform on the market that is not only top of the line for storing consumer's information, but goes above and beyond by being Hipaa Compliant. We are working to leverage this as an edge to target the home health sector.

July 16th- Much in thanks to our success through this campaign, we've been invited to speak as a panelist at ThriveCo's "How to Fund Your Start-up" so if you're in the STL area, we'd love to meet you and thank YOU for helping us to obtain this opportunity. Register HERE.

The season of scale has begun for us at Wand and over the coming months we intend to grow aggressively to establish ourselves as the premier end-to-end cleaning platform. If you haven't yet, *it's time to join the team.* We're using investments from this campaign to get us there by increasing our marketing budget to target our next launch zones as well as strengthen the platform to accommodate the additional traffic.

For those on board, another huge **THANK YOU** for enabling us to reach this point. Your involvement has been a direct contribution to our early and rapid success.

Best,

-The Wand Team

Happy Memorial Day from Wand!

2 months ago

Hello and Happy Memorial day to our Investors and supporters! We hope you are enjoying the holiday, spending time with loved ones and honoring those who served. We wanted to send an update today because this is a very important holiday for us and one of our new partner organizations.

We were waiting for today to announce that we have partnered with the Arise Veteran's Foundation to offer employment opportunities through Wand to veterans and spouses of those who've served as well as raise awareness for an awesome organization that is making strides to support those in the Veteran community.

We are excited for this engagement to not only expand into new niches with Wand but also to give back while growing in a way we are well enabled to accommodate even in our early stage!





We are also excited to be in a consistent stage of growth in our launch territories while we continue to run our beta and on-board new cleaning professionals! So if the memorial day gathering needs a same or next day clean-up, be sure to book a Wand Cleaner to take the edge off and enjoy the holiday!

One more small announcement, we'll be set up at the Healthy Living Day event at the Town House apartments in St. Louis this Saturday to let residents know we are live and available in their area as a resource for their cleaning woes!

Happy Memorial day again! As always additionally, THANK YOU to our amazing investors for supporting our project and to our followers who've been supporting and had eyes on our project! If you are in the latter camp, it's not too late! Check out our campaign page to learn more and claim your stake in Wand!

Best,

-The Wand Team

CTO Announcement & Campaign Update

2 months ago

To start, we want to shine light on the consistent traction we've received since our last update! We're so fortunate to have not only seen a number of new investments come in to support our project, but more importantly have a number of number of new investors on our cap table and on our team. To those of you who've joined us recently and always to those who've been with us since the beginning, we say:

 THANK YOU.

You may have seen our notice that we've added an officer to the team and updated our development stage. This is entirely thanks to the resources we've been able to leverage through this camping to develop our platform into the beta we have now and we are working daily to *perfect* our product and on-board cleaning professionals so that we can make an incredible first impression when we introduce the world at large to Wand!

Regarding our new officer, we'd like to formally welcome **Gerald Caussade to the team as our CTO!**



Gerald is a serial entrepreneur and certified project management professional with a handful of multi-million dollar valley exits. He is bringing to Wand this past experience and additional expertise in development, software architecture, acquisition strategy, data security, corporate structure as well as numerous industry connections in the tech sphere to leverage moving forward, helping to maximize Wand's potential for growth.

*Quote Highlight: "I really enjoyed speaking with you and am very excited to become a part of such a new concept in any capacity that you can use my service." **-Jan Clay-Strini, a Wand Certified Cleaning Professional /via email.***

With every passing hour, we are working to scale and bring success to this company. We end again by saying thank you to YOU... and to all of our investors and supporters. If you're yet to join us, we'd love to have you! Make like Gerald and join our team by checking out our updated campaign page and investing today!

Best,

-The (Growing) Wand Team

Notice of Material Change in Offering

2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Wand offering. Here's an excerpt describing the specifics of the change:

The issuer has extended the end date of the offering, added a new executive officer and updated the development stage of the product.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

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Jameelah Pezant   `4 INVESTMENTS`   5 days ago
Hello,
I noticed the campaign closes in 7 days, will you be extending the closing date?

> **Benjamin Anderson**   **- Wand**   5 days ago
> Hi Jameelah! For compliance reasons, the best we can say at the moment is stay tuned, be on the lookout for an update from our team or from StartEngine and be sure to follow our campaign so that you receive that update. Thanks!

Richard Gomez   `INVESTED`   7 days ago
How do I stay in contact with you all after my investment.

> **Benjamin Anderson**   **- Wand**   7 days ago
> Hi Richard, feel free to subscribe on our landing page at wandusa.com or contact us anytime at support@wandusa.com!
> Thanks.

Nathaniel DCunha 24 days ago

Can i decide to sell my shares at any time? or how does it work? I have invested in NASDAQ stocks and that is how it works but not sure if these also. I like this idea and company and want to buy like 22 or 33 shares but want to know how I will be able to sell it in the future.

> **Benjamin Anderson** - **Wand** 22 days ago
>
> Hi Nathaniel! With Regulation CF campaigns, to liquidate on a secondary marketplace, you have to wait 12 months until after concluding the campaign and we have to do the same as a company before enrolling on these markets, however it's something we certainly plan to do to allow the opportunity to our investors to cash out on their ROI prior to a full liquidation event on our behalf. Thank you for the interest and if you have any other questions, please don't hesitate! Thank you.

HIEU Le `SE OWNER` `5 INVESTMENTS` 2 months ago

What's your operation cash flow?

> **Benjamin Anderson** - **Wand** a month ago
>
> Hi HIEU,
> Thanks for the question! Our operating cash flow is roughly $2,000/mo and scaling up slowly as we bring in more beta users to accelerate our QA testing before a full scale launch. If you'd like to stay tuned on these numbers as they're always growing, shoot us an email at support@wandusa.com and we can share processing reports at our discretion. Thanks!

Princess Gossett `1 INVESTMENT` 7 months ago

Ok great I'm looking to invest in this industry so I appreciate the feed back. 11 shares is not bad at all. Do you get anything saying you own 11 shares of Wand once you make your initial investment? An email or something confirming or something similar? I'm asking because I've been burned from a company on here before so I'm just being through..

> **Benjamin Anderson** - **Wand** 7 months ago
>
> Yes of course! Here is a link to StartEngine's official FAQ for viewing your investment status: https://help.startengine.com/hc/en-us/articles/209347486-How-do-I-view-my-investment-status-
> If you'd like, we can also send you a direct confirmation that we have received and see your investment in our back-end. Just shoot us an email at support@wandusa.com after you complete your investment and we will follow-up within 12 hours. We hope to see you join us! Thank you.

Princess Gossett `1 INVESTMENT` 7 months ago

Can we earn from buying stock in the app?

> **Benjamin Anderson** - **Wand** 7 months ago
>
> You earn money on owned shares during a liquidity event. We are exploring options for listing on a secondary market in order to give investors the opportunity to obtain an ROI prior to a liquidity event however we cannot confirm that will be an option at this time. Thank you! If you have any additional questions, we are happy to answer.

Princess Gossett `1 INVESTMENT` 7 months ago

What are the perks of investing in this app?
I'm looking into it I really dont see any.
Are there any certificates or incentives to investing in the app?

> **Benjamin Anderson** - **Wand** 7 months ago
>
> Hi Princess, when you invest in our platform you are purchasing shares in our company. A minimum investment will return you 11 shares of common stock and these shares will have the ability to rise in value with our company.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

This is Mary. Mary's a hardworking individual the last thing she wants to do is clean her apartment when she gets off work. She doesn't want to hire a big business which is expensive and inconvenient and doesn't want to find someone on Craigslist which is unreliable and unsafe.

What is she supposed to do? That's where Wand comes in. Wand is designed to easily connect freelance cleaners with consumers all within our user friendly app. Here's how it works, Mary opens Wand, scrolls through all the reputable cleaners in her area, and finds Sally. Sally has a great profile, a strong bio, lots of five star reviews, and reasonable prices so Mary books her.

Sally comes to Mary's apartment and wipes down the counters, sweeps up the floors, and completes any other cleaning tasks Mary has requested. Once Sally is finished she snaps a few photos of the awesome work she's done and Wand notifies Mary that Sally is finished with pictures of her new, sparkling clean apartment. Before signing up to begin cleaning freelancers must go through our rigorous vetting process and pass a background check. This provides quality assurance and creates a marketplace of highly trusted, reputable cleaners.

Starting to see the magic of Wand? We thought you might, invest now to claim your stake in Wand, a platform built to revolutionize and change the standard for the 51 billion dollar residential cleaning industry.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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